UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE
                          -----------------------------

       ___ CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE
                         PURSUANT TO SECTION 305(b) (2)

                  NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

A U.S. National Banking Association                         41-1592157
(Jurisdiction of incorporation or                           (I.R.S. Employer
organization if not a U.S. national bank)                   Identification No.)

Sixth Street and Marquette Avenue
Minneapolis, Minnesota   55479
(Address of principal executive offices) (Zip code)

                       Stanley S. Stroup, General Counsel
                  NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION
                        Sixth Street and Marquette Avenue
                          Minneapolis, Minnesota 55479
                                 (612) 667-1234
                               (Agent for Service)
                          -----------------------------

                   LIFE FINANCIAL HOME LOAN OWNER TRUST 1997-3
               (Exact name of obligor as specified in its charter)

Delaware                                                    Not Yet Received
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                              Identification No.)

c\o Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, DE  19890-0001
(Address of principal executive offices) (Zip code)

                          -----------------------------
                      Home Loan Asset-Backed Notes, 1997-3
                       (Title of the indenture securities)
================================================================================

Item 1. General Information. Furnish the following information as to the trustee:

          (a) Name and address of each examining or supervising authority to which it is subject.

               Comptroller of the Currency
               Treasury Department
               Washington, D.C.

               Federal Deposit Insurance Corporation
               Washington, D.C.

               The Board of Governors of the Federal Reserve System Washington, D.C.

          (b)  Whether it is authorized to exercise corporate trust powers.

               The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

               None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15. Foreign Trustee. Not applicable.

Item 16. List of Exhibits. List below all exhibits filed as a part of this
                           Statement of Eligibility. Trustee incorporates by reference into this Form T-1 the exhibits attached hereto.

        Exhibit 1.  a.   A copy of the  Articles of  Association  of the trustee
                         now in effect.*

        Exhibit 2.  a.   A copy of the  certificate  of authority of the trustee
                         to  commence  business  issued  June 28,  1872,  by the
                         Comptroller   of  the  Currency  to  The   Northwestern
                         National Bank of Minneapolis.*

                    b. A copy of the certificate of the Comptroller of the Currency dated January 2, 1934, approving the consolidation of The Northwestern National Bank of Minneapolis and The Minnesota Loan and Trust Company of Minneapolis, with the surviving entity being titled Northwestern National Bank and Trust Company of Minneapolis.*

                    c. A copy of the certificate of the Acting Comptroller of the Currency dated January 12, 1943, as to change of corporate title of Northwestern National Bank and Trust Company of Minneapolis to Northwestern National Bank of Minneapolis.*

                    d.   A copy of the  letter  dated  May  12,  1983  from  the
                         Regional Counsel, Comptroller of the Currency, acknowledging receipt of notice of name change effective May 1, 1983 from Northwestern National Bank of Minneapolis to Norwest Bank Minneapolis, National Association.*

                    e. A copy of the letter dated January 4, 1988 from the Administrator of National Banks for the Comptroller of the Currency certifying approval of consolidation and merger effective January 1, 1988 of Norwest Bank Minneapolis, National Association with various other banks under the title of "Norwest Bank Minnesota, National Association."*

         Exhibit 3.      A  copy  of  the   authorization   of  the  trustee  to
                         exercise  corporate  trust  powers   issued  January 2,
                         1934,  by the Federal Reserve Board.*

         Exhibit 4.      Copy of By-laws of the trustee as now in effect.*

         Exhibit 5.      Not applicable.

         Exhibit 6. The consent of the trustee required by Section 321(b) of the Act.

         Exhibit 7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

         Exhibit 8.      Not applicable.

         Exhibit 9.      Not applicable.

_______________
* Incorporated by reference to Exhibit 25 filed with registration statement (number 33-66026) of trustee's parent, Norwest Corporation.

                                    SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Norwest Bank Minnesota, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Minneapolis and State of Minnesota on the 21st day of November, 1997.






                                            NORWEST BANK MINNESOTA,
                                            NATIONAL ASSOCIATION


                                             /s/ Randall S. Reider
                                            ____________________________
                                            Name:    Randall S. Reider
                                            Title:    Officer

                                    EXHIBIT 6




November 21, 1997



Securities and Exchange Commission
Washington, D.C.  20549

Gentlemen:

In accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, the undersigned hereby consents that reports of examination of the undersigned made by Federal, State, Territorial, or District authorities authorized to make such examination may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.



                                            Very truly yours,

                                            NORWEST BANK MINNESOTA,
                                            NATIONAL ASSOCIATION


                                            /s/ Randall S. Reider
                                            __________________________
                                            Name:  Randall S. Reider
                                            Title:    Officer

                                    EXHIBIT 7


  RC-01.A     RCFD0081  Cash and Noninterest-bearing Balances    1567856000
  RC-01.B     RCFD0071  Interest-bearing Balances                   7452000
  RC-02.A     RCFD1754  Securities Held-to-Maturity                       0
  RC-02.B     RCFD1773  Securities Available-for-sale            1787419000
  RC-03       RCFD1350  Fed Funds Sold & Secs Purchased          3154850000
  RC-04.A     RCFD2122  Loans and Leases                        11496234000
  RC-04.B     RCFD3123  LESS: Allowance for Loan and Lease Lo     221559000
  RC-04.C     RCFD3128  LESS: Allocated Transfer Risk Reserve             0
  RC-04.D     RCFD2125  Net Loans & Leases (Total)              11274675000
  RC-05       RCFD3545  Trading Assets                            130187000
  RC-06       RCFD2145  Premises and Fixed Assets                 115165000
  RC-07       RCFD2150  Other REO                                   6767000
  RC-08       RCFD2130  Investments in Unconsolidated Subsidi             0
  RC-09       RCFD2155  Customers' Liability on Acceptances        36546000
  RC-10       RCFD2143  Intangible Assets                          11688000
  RC-11       RCFD2160  Other Assets                              275870000
  RC-12       RCFD2170  Total Assets                            18368475000
  RC-13.A     RCON2200  Deposits: Domestic Offices               8808995000
  RC-13.A.1   RCON6631  Domestic Deposits: Noninterest-bearin    3780037000
  RC-13.A.2   RCON6636  Domestic Deposits: Interest-bearing      5028958000
  RC-13.B     RCFN2200  Deposits: Foreign Offices                3243540000
  RC-13.B.1   RCFN6631  Foreign Deposits: Noninterest-bearing      15101000
  RC-13.B.2   RCFN6636  Foreign Deposits: Interest-bearing       3228439000
  RC-14       RCFD2800  Fed Funds Purchased & Secs Sold          3610484000
  RC-15.A     RCON2840  Demand Notes to US Treasury               299806000
  RC-15.B     RCFD3548  Trading Liabilities                        14219000
  RC-16.A     RCFD2332  Other Borrowed Money: Maturity less
                        than 1yr                                  121351000
  RC-16.B     RCFDA547  Other Borrowed Money: Mat. 1-3 YRS          5207000
  RC-16.C     RCFDA548  Other Borrowed Money: Maturity
                        more than 3yr                             203544000
  RC-18       RCFD2920  Bank's Liability on Acceptances            36546000
  RC-19       RCFD3200  Subordinated Notes and Debentures            188000
  RC-20       RCFD2930  Other Liabilities                         525356000
  RC-21       RCFD2948  Total Liabilities                       16869236000
  RC-23       RCFD3838  Perpetual Preferred Stock & Surplus               0
  RC-24       RCFD3230  Common Stock                              100000000
  RC-25       RCFD3839  Surplus                                   717166000
  RC-26.B     RCFD8434  Unrealized holding gain(loss) secur.       26119000
  RC-27       RCFD3284  Foreign Currency Translation Adjustme       -387000
  RC-28       RCFD3210  Total Equity Capital                     1499239000
  RC-29       RCFD3300  Total Liabs Pref. Stck & Equity Cap     18368475000
  RC-M.1      RCFD6724  Auditing method                                   0
  RCA1.A      RCFD0022  Consolidated Bank: Cash                  1287271000
  RCA1.A.B    RCON0020  Domestic Offices: Cash Items In Colle    1170656000
  RCA1.B.B    RCON0080  Domestic Offices: Cash                    113264000
  RCA2.A.A    RCFD0083  Consolidated Bank: Due from US Branch             0
  RCA2.B      RCON0082  Domestic Offices: Due from US Deposit      56948000
  RC-26.A     RCFD3632  Undivided Profits/Capital Reserves        656341000
  RCA2.B.A    RCFD0085  Consolidated Bank: Due from Other Dep      56948000
  RCA3.A.A    RCFD0073  Consolidated Bank: Due from Foreign U             0
  RCA3.B      RCON0070  Domestic Offices: Due from Foreign Ba       4707000
  RCA3.B.A    RCFD0074  Consolidated Bank: Due from Other For       4766000
  RCA4.A      RCFD0090  Due from Fed Reserve Banks                226323000
  RCA4.B      RCON0090  Domestic Offices: Due from Fed Reserv     226217000
  RCA5.A      RCFD0010  Consolidated Bank - Total                1575308000
  RCA5.B      RCON0010  Domestic Offices - Total                 1571792000
  RCAM.1      RCON0050  Non-Int bearing bals due from US Bnks      49495000
  RCB1.A      RCFD0211  Held: Cost: US Treasury Securities                0
  RCB1.B      RCFD0213  Held: Value: US Treasury Securities               0
  RCB1.C      RCFD1286  Sale: Cost: US Treasury Securities       1079240000
  RCB1.D      RCFD1287  Sale: Value: US Treasury Securities      1101242000
  RCB2.A.A    RCFD1289  Held: Cost: Obligations US agencies               0
  RCB2.A.B    RCFD1290  Held: Value: Obligations US agencies              0
  RCB2.A.C    RCFD1291  Sale: Cost: Obligations US agencies               0
  RCB2.A.D    RCFD1293  Sale: Value: Obligations US agencies              0
  RCB2.B.A    RCFD1294  Held: Cost: Obligations US sponsored              0
  RCB2.B.B    RCFD1295  Held: Value: Obligations US sponsored             0
  RCB2.B.C    RCFD1297  Sale: Cost: Obligations US sponsored        5154000
  RCB2.B.D    RCFD1298  Sale: Value: Obligations US sponsored       5162000
  RCB3.A.A    RCFD1676  Held: Cost: General Obligations                   0
  RCB3.A.B    RCFD1677  Held: Value: General Obligations                  0
  RCB3.A.C    RCFD1678  Sale: Cost: General Obligations            44902000
  RCB3.A.D    RCFD1679  Sale: Value: General Obligations           47715000
  RCB3.B.A    RCFD1681  Held: Cost: Revenue Obligations                   0
  RCB3.B.B    RCFD1686  Held: Value: Revenue Obligations                  0
  RCB3.B.C    RCFD1690  Sale: Cost: Revenue Obligations            79590000
  RCB3.B.D    RCFD1691  Sale: Value: Revenue Obligations           86743000
  RCB3.C.A    RCFD1694  Held: Cost: Industrial Obligations                0
  RCB3.C.B    RCFD1695  Held: Value: Industrial Obligations               0
  RCB3.C.C    RCFD1696  Sale: Cost: Industrial Obligations          4524000
  RCB3.C.D    RCFD1697  Sale: Value: Industrial Obligations         5244000
  RCB4.A.1.A  RCFD1698  Held: Cost: Security Guaranteed GNMA              0
  RCB4.A.1.B  RCFD1699  Held: Value: Security Guaranteed GNMA             0
  RCB4.A.1.C  RCFD1701  Sale: Cost: Security Guaranteed GNMA       60563000
  RCB4.A.1.D  RCFD1702  Sale: Value: Security Guaranteed GNMA      62669000
  RCB4.A.2.A  RCFD1703  Held: Cost: Security Issued FNMA                  0
  RCB4.A.2.B  RCFD1705  Held: Value: Security Issued FNMA                 0
  RCB4.A.2.C  RCFD1706  Sale: Cost: Security Issued FNMA          342713000
  RCB4.A.2.D  RCFD1707  Sale: Value: Security Issued FNMA         351794000
  RCB4.A.3.A  RCFD1709  Held: Cost: Other Pass-Through Secs               0
  RCB4.A.3.B  RCFD1710  Held: Value: Other Pass-Through Secs              0
  RCB4.A.3.C  RCFD1711  Sale: Cost: Other Pass-Through Secs           57000
  RCB4.A.3.D  RCFD1713  Sale: Value: Other Pass-Through Secs          59000
  RCB4.B.1.A  RCFD1714  Held: Cost: Issued/Guar. FNMA Etc.                0
  RCB4.B.1.B  RCFD1715  Held: Value: Issued/Guar. FNMA Etc.               0
  RCB4.B.1.C  RCFD1716  Sale: Cost: Issued/Guar. FNMA Etc.         25887000
  RCB4.B.1.D  RCFD1717  Sale: Value: Issued/Guar. FNMA Etc.        25420000
  RCB4.B.2.A  RCFD1718  Held: Cost: Collateralized MBS -FNMA              0
  RCB4.B.2.B  RCFD1719  Held: Value: Collateralized MBS -FNMA             0
  RCB4.B.2.C  RCFD1731  Sale: Cost: Collateralized MBS -FNMA          27000
  RCB4.B.2.D  RCFD1732  Sale: Value: Collateralized MBS -FNMA         28000
  RCB4.B.3.A  RCFD1733  Held: Cost: All Other MBS                         0
  RCB4.B.3.B  RCFD1734  Held: Value: All Other MBS                        0
  RCB4.B.3.C  RCFD1735  Sale: Cost: All Other MBS                   2238000
  RCB4.B.3.D  RCFD1736  Sale: Value: All Other MBS                  2241000
  RCB5.A.A    RCFD1737  Held: Cost: Other Domestic Debt Sec.              0
  RCB5.A.B    RCFD1738  Held: Value: Other Domestic Debt Sec.             0
  RCB5.A.C    RCFD1739  Sale: Cost: Other Domestic Debt Sec.        5568000
  RCB5.A.D    RCFD1741  Sale: Value: Other Domestic Debt Sec.       5586000
  RCB5.B.A    RCFD1742  Held: Cost: Foreign Debt Securities               0
  RCB5.B.B    RCFD1743  Held: Value: Foreign Debt Securities              0
  RCB5.B.C    RCFD1744  Sale: Cost: Foreign Debt Securities               0
  RCB5.B.D    RCFD1746  Sale: Value: Foreign Debt Securities              0
  RCB6.A.C    RCFDA510  Sale: Cost: Securities Mutual Funds         2838000
  RCB6.A.D    RCFDA511  Sale: Value: Securities Mutual Funds        2838000
  RCB6.B.C    RCFD1752  Sale: Cost: Other Equity Securities        90678000
  RCB6.B.D    RCFD1753  Sale: Value: Other Equity Securities       90678000
  RCB7.A      RCFD1754  Total Held-to-maturity - Amort Cost               0
  RCB7.B      RCFD1771  Total Held-to-maturity - Fair Value               0
  RCB7.C      RCFD1772  Total Avail-for-sale - Amort Cost        1743979000
  RCB7.D      RCFD1773  Total Avail-for-sale - Fair Value        1787419000
  RCBM.1      RCFD0416  Pledged                                   787001000
  RCBM.2.A.1  RCFDA549  Memoranda: Non-Mort Debt
                        less than 3 MO                              7707000
  RCBM.2.A.2  RCFDA550  Memoranda: Non-Mort Debt 3-12 MO            9232000
  RCBM.2.A.3  RCFDA551  Memoranda: Non-Mort Debt 1-3 YRS          158514000
  RCBM.2.A.4  RCFDA552  Memoranda: Non-Mort Debt 3-5 YRS          181604000
  RCBM.2.A.5  RCFDA553  Memoranda: Non-Mort Debt 5-15 YRS         791629000
  RCBM.2.A.6  RCFDA554  Memoranda: Non-Mort Debt
                        more than 15 YRS                          103006000
  RCBM.2.B.1  RCFDA555  Memoranda: Mort Pass Thru
                        less than  3 MO                            29724000
  RCBM.2.B.2  RCFDA556  Memoranda: Mort Pass Thru 3-12 MO          34899000
  RCBM.2.B.3  RCFDA557  Memoranda: Mort Pass Thru 1-3 YRS            153000
  RCBM.2.B.4  RCFDA558  Memoranda: Mort Pass Thru 3-5 YRS          19297000
  RCBM.2.B.5  RCFDA559  Memoranda: Mort Pass Thru 5-15 YRS         17011000
  RCBM.2.B.6  RCFDA560  Memoranda: Mort Pass Thru
                        more than 15 YRS                          313438000
  RCBM.2.C.1  RCFDA561  Memoranda: Other Mort-backed
                        less than 3 YRS                            12387000
  RCBM.2.C.2  RCFDA562  Memoranda: Other Mort-backed
                        more than  3 YRS                           15302000
  RCBM.2.D    RCFDA248  Memoranda: Tot Debt
                        less than  1 YR                            15546000
  RCBM.7      RCFD1778  Amortized Cost Held Securities Sold               0
  RCBM.8.A    RCFD8780  High Risk Mortgage Secs - Amort Cost          57000
  RCBM.8.B    RCFD8781  High Risk Mortgage Secs - Fair Value          59000
  RCBM.9.A    RCFD8782  Structured Notes - Amortized Cost           1300000
  RCBM.9.B    RCFD8783  Structured Notes - Fair Value               1311000
  RCC01.A     RCFD1410  Consolidated RE Loans                    5372052000
  RCC01.A.B   RCON1415  Domestic Const/Development Loans           66125000
  RCC01.B.B   RCON1420  Domestic Secured by Farmland                1835000
  RCC01.C.1B  RCON1797  Domestic Secured by 1-4  Revolving        120302000
  RCC01.C.2A  RCON5367  Domestic Secured by 1-4  Other           4440445000
  RCC01.C.2B  RCON5368  Domestic Secured by 1-4  Other            328462000
  RCC01.D.B   RCON1460  Domestic Secured by 5+                     60417000
  RCC01.E.B   RCON1480  Domestic Secured by Nonfarm Nonreside     354466000
  RCC02.A.B   RCON1505  Domestic to US Coml Banks                 360998000
  RCC02.A1.A  RCFD1506  Consolidated to US Branches of Forei        6783000
  RCC02.A2.A  RCFD1507  Consolidated to Other US Coml Banks       363712000
  RCC02.B.A   RCFD1517  Consolidated  to Other Dep'y in US                0
  RCC02.B.B   RCON1517  Domestic  to Other Dep'y in US                    0
  RCC02.C.B   RCON1510  Domestic  to Foreign Banks                    29000
  RCC02.C1.A  RCFD1513  Consolidated to For Branches US Bank        2914000
  RCC02.C2.A  RCFD1516  Consolidated to Foreign Banks              63681000
  RCC03.A     RCFD1590  Consolidated  to Farmers                    3934000
  RCC03.B     RCON1590  Domestic to Farmers                         3934000
  RCC04.A.A   RCFD1763  Consolidated US Coml                     3253991000
  RCC04.A.B   RCON1763  Domestic US Coml                         3253991000
  RCC04.B.A   RCFD1764  Consolidated non-US Coml                   69565000
  RCC04.B.B   RCON1764  Domestic non-US Coml                              0
  RCC05.A.A   RCFD1756  Consolidated Accep's of US Banks                  0
  RCC05.A.B   RCON1756  Domestic Accep's of US Bank                       0
  RCC05.B.A   RCFD1757  Consolidated Accep's of Foreign Banks       5701000
  RCC05.B.B   RCON1757  Domestic Accep's of Foreign Banks           5701000
  RCC06.A.A   RCFD2008  Consolidated Credit Cards                 191956000
  RCC06.B     RCON1975  Domestic Consumer                         816672000
  RCC06.B.A   RCFD2011  Consolidated Other Consumer               625436000
  RCC07.A     RCFD2081  Consolidated Loans to For Govts             5000000
  RCC07.B     RCON2081  Domestic Loans to For Govts                 5000000
  RCC08.A     RCFD2107  Consolidated Obligations US                18401000
  RCC08.B     RCON2107  Domestic Obligations US                    18401000
  RCC09.A     RCFD1563  Consolidated Other                        815724000
  RCC09.A.B   RCON1545  Domestic Loans for Securities              57757000
  RCC09.B.B   RCON1564  Domestic Other                            757967000
  RCC10.A.A   RCFD2182  Consolidated US Leases                    699628000
  RCC10.B     RCON2165  Domestic Leases                           699628000
  RCC10.B.A   RCFD2183  Consolidated For Leases                           0
  RCC11.A     RCFD2123  LESS: Consolidated Unearned Income          2244000
  RCC11.B     RCON2123  LESS: Domestic Unearned Income              1257000
  RCC12.A     RCFD2122  Total Loans & Leases (Consolidated)     11496234000
  RCC12.B     RCON2122  Total Loans & Leases (Domestic)         11350873000
  RCCM.2.A1A  RCFD1687  Cons Restruc'd US RE                              0
  RCCM.2.A2A  RCFD1689  Cons Restruc'd non-US RE                          0
  RCCM.2.B.A  RCFD8691  Cons Restruc'd - All Other Loan/Lease             0
  RCCM.2.C.A  RCFD8692  Cons Restruc'd - Non-U.S. Addressees              0
  RCCM.3.A.1  RCONA564  Memo: Loans Secd by Real Est
                        less than  3 MO                          3949469000
  RCCM.3.A.2  RCONA565  Memo: Loans Secd by Real Est 3-12 MO      233999000
  RCCM.3.A.3  RCONA566  Memo: Loans Secd by Real Est 1-3 YRS       22374000
  RCCM.3.A.4  RCONA567  Memo: Loans Secd by Real Est 3-5 YRS       10587000
  RCCM.3.A.5  RCONA568  Memo: Loans Secd by Real Est 5-15 YRS     139451000
  RCCM.3.A.6  RCONA569  Memo: Loans Secd by Real Est
                              more than  15 YRS                    79902000
  RCCM.3.B.1  RCFDA570  Memo: Other Loans/Leases
                        less than  3 MO                          3211481000
  RCCM.3.B.2  RCFDA571  Memo: Other Loans/Leases 3-12 MO         1010056000
  RCCM.3.B.3  RCFDA572  Memo: Other Loans/Leases 1-3 YRS         1141115000
  RCCM.3.B.4  RCFDA573  Memo: Other Loans/Leases 3-5 YRS          880987000
  RCCM.3.B.5  RCFDA574  Memo: Other Loans/Leases 5-15 YRS         704794000
  RCCM.3.B.6  RCFDA575  Memo: Other Loans/Leases
                        more than  15 YRS                          81617000
  RCCM.3.C    RCFDA247  Memo: Tot Remg Loans/Leases
                        less than  1 YR                          7160948000
  RCCM.3.D    RCONA577  Memo: Non-Farm/Res Loans/Leases
                        more than  5YR                            112804000
  RCCM.3.E    RCFDA578  Memo: Comm/Indust
                        more than  3 YRS                         1013540000
  RCCM.4      RCFD2746  Loans to fin. comm. real est. constr              0
  RCCM.5      RCFD5369  Loans & leases held for sale             3834023000
  RCCM.6      RCON5370  Adj. rate closed-end loans secured        282374000
  RCCP2.01    RCON6999  YES/NO -   RCC01.E &   RCC04
                        more than = $ 100000                              0
  RCCP2.02AA  RCON5562  Number of Loans   RCC01.E                         0
  RCCP2.02BA  RCON5563  Number of Loans   RCC04                           0
  RCCP2.03AA  RCON5564  Number of Loans   RCC01.E Orig
                        less than = $100K                                 0
  RCCP2.03AB  RCON5565  Amount of Loans   RCC01.E Orig
                        less than = $100K                                 0
  RCCP2.03BA  RCON5566  # of Loans   RCC01.E $100K
                        less than Orig less than =$250K                   0
  RCCP2.03BB  RCON5567  $ of Loans   RCC01.E $100K
                        less than Orig less than =$250K                   0
  RCCP2.03CA  RCON5568  # of Loans   RCC01.E $250K
                        less than Orig less than =$1M                     0
  RCCP2.03CB  RCON5569  $ of Loans   RCC01.E $250K
                        less than Orig less than =$1M                     0
  RCCP2.04AA  RCON5570  Number of Loans   RCC04 Orig
                        less than = $100K                                 0
  RCCP2.04AB  RCON5571  Amount of Loans   RCC04 Orig
                        less than = $100K                                 0
  RCCP2.04BA  RCON5572  # of Loans   RCC04 $100K
                        less than Orig less than = $250K                  0
  RCCP2.04BB  RCON5573  $ of Loans   RCC04 $100K
                        less than Orig less than = $250K                  0
  RCCP2.04CA  RCON5574  # of Loans   RCC04 $250K
                        less than Orig less than = $1M                    0
  RCCP2.04CB  RCON5575  $ of Loans   RCC04 $250K
                        less than Orig less than = $1M                    0
  RCCP2.05    RCON6860  YES/NO -   RCC01.B &   RCC03
                        greater than = $ 100000                           0
  RCCP2.06AA  RCON5576  Number of Loans   RCC01.B                         0
  RCCP2.06BA  RCON5577  Number of Loans   RCC03                           0
  RCCP2.07AA  RCON5578  Number of Loans   RCC01.B Orig
                        less than = $100K                                 0
  RCCP2.07AB  RCON5579  Amount of Loans   RCC01.B Orig
                        less than = $100K                                 0
  RCCP2.07BA  RCON5580  # of Loans   RCC01.B $100K
                        less than Orig less than =$250K                   0
  RCCP2.07BB  RCON5581  $ of Loans   RCC01.B $100K
                        less than Orig less than =$250K                   0
  RCCP2.07CA  RCON5582  # of Loans   RCC01.B $250K
                        less than Orig less than =$500K                   0
  RCCP2.07CB  RCON5583  $ of Loans   RCC01.B $250K
                        less than Orig less than =$500K                   0
  RCCP2.08AA  RCON5584  Number of Loans   RCC03 - Orig
                        less than = $100K                                 0
  RCCP2.08AB  RCON5585  Amount of Loans   RCC03 - Orig
                        less than = $100K                                 0
  RCCP2.08BA  RCON5586  # of Loans   RCC03 - $100K
                        less than Orig less than =$250K                   0
  RCCP2.08BB  RCON5587  $ of Loans   RCC03 - $100K
                        less than Orig less than =$250K                   0
  RCCP2.08CA  RCON5588  # of Loans   RCC03 - $250K
                        less than Origless than =$500K                    0
  RCCP2.08CB  RCON5589  $ of Loans   RCC03 - $250K
                        less than Orig less than =$500K                   0
  RCD01       RCON3531  US Treasury securities                    103125000
  RCD02       RCON3532  US Govt agency obligations                        0
  RCD03       RCON3533  Securities issued by State and Subdiv             0
  RCD04.A     RCON3534  Pass-through secs by FNMA/FHLMC/GNMA       10964000
  RCD04.B     RCON3535  CMOs and REMICs issued by FNMA/FHLMC              0
  RCD04.C     RCON3536  All other mortgage-backed securities              0
  RCD05       RCON3537  Other debt securities                             0
  RCD06       RCON3538  Certificates of deposit                           0
  RCD07       RCON3539  Commercial paper                                  0
  RCD08       RCON3540  Bankers acceptances                               0
  RCD09       RCON3541  Other trading assets domestic                     0
  RCD10       RCFN3542  Trading assets foreign                            0
  RCD11.A     RCON3543  Gains on rate & contracts domestic         16098000
  RCD11.B     RCFN3543  Gains on rate & contracts foreign                 0
  RCD12       RCFD3545  Total Trading Assets                      130187000
  RCD13       RCFD3546  Liability for short positions                     0
  RCD14       RCFD3547  Losses on rate & contracts                 14219000
  RCD15       RCFD3548  Total trading liabilities                  14219000
  RCE1.1.A    RCON2201  Private Transaction                      3156027000
  RCE1.1.B    RCON2240  Private Demand Deposits                  2698399000
  RCE1.1.C    RCON2346  Private Nontransaction                   4765942000
  RCE1.2.A    RCON2202  USG Transaction                            15849000
  RCE1.2.B    RCON2280  USG Demand Deposits                        15849000
  RCE1.2.C    RCON2520  USG Nontransaction                                0
  RCE1.3.A    RCON2203  State/Local Transaction                    20130000
  RCE1.3.B    RCON2290  State/Local Demand Deposits                19429000
  RCE1.3.C    RCON2530  State/Local Nontransaction                 10356000
  RCE1.4.A    RCON2206  US Coml Banks Transaction                 780100000
  RCE1.4.B    RCON2310  US Coml Banks Demand Deposits             780100000
  RCE1.4.C    RCON2550  US Coml Banks Nontransaction                      0
  RCE1.5.A    RCON2207  Other US Dep'y Transaction                 18558000
  RCE1.5.B    RCON2312  Other US Dep'y Demand Deposits             18558000
  RCE1.5.C    RCON2349  Other US Dep'y Nontransaction                     0
  RCE1.6.A    RCON2213  For Banks Transaction                       6829000
  RCE1.6.B    RCON2320  For Banks Demand Deposits                   6829000
  RCE1.6.C    RCON2236  For Branches US Banks Nontransaction              0
  RCE1.7.A    RCON2216  For Govt Transaction                              0
  RCE1.7.B    RCON2300  For Govt Demand Deposits                          0
  RCE1.7.C    RCON2377  For Govt Nontransaction                           0
  RCE1.8.A    RCON2330  Certified Checks: Transaction              35204000
  RCE1.8.B    RCON2330  Certified Checks: Demand                   35204000
  RCE1.9.A    RCON2215  Total Transaction Accounts               4032697000
  RCE1.9.B    RCON2210  Total Demand Deposits                    3574368000
  RCE1.9.C    RCON2385  Total Nontransaction Accounts            4776298000
  RCE1.M.1.A  RCON6835  IRA/Keogh                                 510068000
  RCE1.M.1.B  RCON2365  Brokered                                          0
  RCE1.M.1.E  RCON5590  Memoranda: Preferred Deposits              22028000
  RCE1.M.1C1  RCON2343  Brokered less than  $100K                         0
  RCE1.M.1C2  RCON2344  Brokered Participated to less than  $100K         0
  RCE1.M.1D1  RCONA243  Matur data:denom less than 100k matur
                        less than = 1 yr                                  0
  RCE1.M.1D2  RCONA244  Matur data:denom = greater than 100k matur
                        less than = 1 yr                                  0
  RCE1.M.2.B  RCON6648  Memoranda: Time Deposits
                        less than $100 000                       1629737000
  RCE1.M.2.C  RCON2604  Memoranda: Time Deposits
                        greater than  =$100 000                   183918000
  RCE1.M.2A1  RCON6810  MMDAs                                    1760346000
  RCE1.M.2A2  RCON0352  Other Savings                            1202297000
  RCE1.M.3    RCON2398  NOW                                       458329000
  RCE1.M.5A1  RCONA579  Memo: Time Deps less than  100K
                        less than  3 MO                           357648000
  RCE1.M.5A2  RCONA580  Memo: Time Deps less than
                        100K 3-12 MO                              611147000
  RCE1.M.5A3  RCONA581  Memo: Time Deps less
                        than  100K 1-3 YRS                        516802000
  RCE1.M.5A4  RCONA582  Memo: Time Deps less than  100K
                        greater than  3 YRS                       144140000
  RCE1.M.5B   RCONA241  Memo: Time Deps less than  100K
                        less than  1 YR                           968795000
  RCE1.M.6A1  RCONA584  Memo: Time Deps greater than
                        100K less than  3 MO                       62462000
  RCE1.M.6A2  RCONA585  Memo: Time Deps greater than
                        100K 3-12 MO                               55897000
  RCE1.M.6A3  RCONA586  Memo: Time Deps greater than
                        100K 1-3 YRS                               45125000
  RCE1.M.6A4  RCONA587  Memo: Time Deps greater than
                        100K greater than  3 YRS                   20434000
  RCE1.M.6B   RCONA242  Memo: Time Deps greater than
                        100K less than  1 YR                      118359000
  RCE2.1      RCFN2621  Private                                   422092000
  RCE2.2      RCFN2623  US Banks                                 2789224000
  RCE2.3      RCFN2625  For Banks                                  32025000
  RCE2.4      RCFN2650  For Govts                                         0
  RCE2.5      RCFN2330  Certified Checks                               8000
  RCE2.6      RCFN2668  Other                                        191000
  RCE2.7      RCFN2200  Total Deps in Foreign Offices            3243540000
  RCE2.M.1    RCFNA245  Memo:TD with remaining maturity
                        less than = 1 yr                         3197716000
  RCF1        RCFD2164  Income Earned Not Collected Loans          54313000
  RCF2        RCFD2148  Net Deferred Tax Assets                           0
  RCF3.A      RCFDA519  Interest Only Strip: Mortgage Loans               0
  RCF3.B      RCFDA520  Interest Only Strip: Other Assets                 0
  RCF4        RCFD2168  Other Assets                              221557000
  RCF4.A      RCFD3549  Other Assets - Line A                      61390000
  RCF4.B      RCFD3550  Other Assets - Line B                             0
  RCF4.C      RCFD3551  Other Assets - Line C                             0
  RCF5        RCFD2160  Total Other Assets                        275870000
  RCFM.1      RCFD5610  Memo: Deferred Tax Assets Disallowed              0
  RCG1.A      RCON3645  Expenses Accrued and Unpaid on deposi      30456000
  RCG1.B      RCFD3646  Other Expenses Accrued and Unpaid         320444000
  RCG2        RCFD3049  Net Deferred Tax Liabilities              154431000
  RCG3        RCFD3000  Minority Interest in Subsidiaries            284000
  RCG4        RCFD2938  Other Liabilities                          19741000
  RCG4.A      RCFD3552  Other Liabilities - Line A                  8157000
  RCG4.B      RCFD3553  Other Liabilities - Line B                        0
  RCG4.C      RCFD3554  Other Liabilities - Line C                        0
  RCG5        RCFD2930  Total Other Liabilities                   525356000
  RCH01       RCON2155  Customers' Liability on Acceptances        26075000
  RCH02       RCON2920  Bank's Liability on Acceptances            26075000
  RCH03       RCON1350  Fed Funds Sold                           3154850000
  RCH04       RCON2800  Fed Funds Purchased                      3610484000
  RCH05       RCON3190  Other Borrowed Money                      330102000
  RCH06       RCON2163  Net Due from Own For Offices                      0
  RCH07       RCON2941  Net Due to Own For Offices               3072810000
  RCH08       RCON2192  Total Assets                            18156216000
  RCH09       RCON3129  Total Liabilities                       13584167000
  RCH10       RCON1779  US Treasury Securities                   1101242000
  RCH11       RCON1785  US Government agency obligations            5162000
  RCH12       RCON1786  Securities issued by US states/subdiv     139702000
  RCH13.A.1   RCON1787  MBS: Pass-Through: FNMA/FHLMC/GNMA        414463000
  RCH13.A.2   RCON1869  MBS: Pass-Through: Other Pass-Through         59000
  RCH13.B.1   RCON1877  MBS: Other MBS: FNMA/FHLMC/GNMA            25420000
  RCH13.B.2   RCON2253  MBS: Other MBS: All Other MBS               2269000
  RCH14       RCON3159  Other Domestic Debt Securities              5586000
  RCH15       RCON3160  Foreign Debt Securities                           0
  RCH16.A     RCONA513  Equity Securities: Mutual Fund/Eq Sec       2838000
  RCH16.B     RCON3169  Equity Securities: All others              90678000
  RCH17       RCON3170  Total Securities Held and Sale           1787419000
  RCHM.1      RCON3051  Net Due from Own IBF                              0
  RCHM.2      RCON3059  Net Due to Own IBF                                0
  RCI1        RCFN2133  Total IBF Assets                                  0
  RCI2        RCFN2076  Total IBF Loans/Leases                            0
  RCI3        RCFN2077  IBF Coml/Indl                                     0
  RCI4        RCFN2898  Total IBF Liabilities                             0
  RCI5        RCFN2379  IBF Deposit Liabilities Due to Banks              0
  RCI6        RCFN2381  Other IBF Deposit Liabilities                     0
  RCK01       RCFD3381  Interest-bearing Balances                  10693000
  RCK02       RCFD3382  US Govt/Treasury                         1724942000
  RCK03       RCFD3383  State/Local Securities                    129204000
  RCK04.A     RCFD3647  Other debt Securities                       4045000
  RCK04.B     RCFD3648  Other equity Securities                   115602000
  RCK05       RCFD3365  Fed Funds Sold                           3386573000
  RCK06.A.1   RCON3360  Total Loans                             10913299000
  RCK06.A.2   RCON3385  RE Loans                                 5340650000
  RCK06.A.3   RCON3386  Agricultural & Farm Loans                  15497000
  RCK06.A.4   RCON3387  Commercial/Industrial Loans              4100958000
  RCK06.A.5   RCON3388  Consumer Loans                            823485000
  RCK06.B     RCFN3360  Foreign Office Loans                      184474000
  RCK07       RCFD3401  Assets Held in Trading Accounts           220855000
  RCK08       RCFD3484  Lease Fin'g Receivables                   686409000
  RCK09       RCFD3368  Total Assets                            18075797000
  RCK10       RCON3485  Domestic Transaction Accounts             148555000
  RCK11.A     RCON3486  MMDAs                                    1701518000
  RCK11.B     RCON3487  Other Savings                            1307877000
  RCK11.C     RCONA514  Time Deposits greater than = $100000      164326000
  RCK11.D     RCONA529  Time Deposits less than  $100000         1723164000
  RCK12       RCFN3404  Interest-bearing Deposits in For Offi    3484930000
  RCK13       RCFD3353  Fed Funds Purchased                      3810836000
  RCK14       RCFD3355  Other Borrowed Money                      338848000
  RCL01.A     RCFD3814  Unused Commits: Revolv Lines Secured      223958000
  RCL01.B     RCFD3815  Unused Commits: Credit Card Lines                 0
  RCL01.C.1   RCFD3816  Unused Commits: Fund loans secured         61509000
  RCL01.C.2   RCFD6550  Unused Commits: Fund loans not secure             0
  RCL01.D     RCFD3817  Unused Commits: Securities Underwrit              0
  RCL01.E     RCFD3818  Unused Commits: Other Unused Commits     4235892000
  RCL02       RCFD3819  Fincl Standby Letters of Credit           926087000
  RCL02.A     RCFD3820  Amount Fincl Standby Letters Conveyed     389311000
  RCL03       RCFD3821  Perfm Standby Letters of Credit            85482000
  RCL03.A     RCFD3822  Amount Perfm Standby Letters Conveyed      19727000
  RCL04       RCFD3411  Commercl & Similar Letters of Credit      238572000
  RCL05       RCFD3428  Participations in Acceptncs Conveyed              0
  RCL06       RCFD3429  Participations in Acceptncs Acquired              0
  RCL07       RCFD3432  Securities Borrowed                      2631696000
  RCL08       RCFD3433  Securities Lent                           320687000
  RCL09.A.1   RCFDA521  1-4 Family: Outstanding Balance            18271000
  RCL09.A.2   RCFDA522  1-4 Family: Amount of Recourse             18271000
  RCL09.B.1   RCFDA523  Other Assets: Outstanding Balance                 0
  RCL09.B.2   RCFDA524  Other Assets: Amount of Recourse                  0
  RCL09.C.1   RCFDA249  Sml busns obligations:Outstanding bal             0
  RCL09.C.2   RCFDA250  Sml busns obligations:retaind recours             0
  RCL10.A     RCFDA534  Credit Derivatives: Guarantor                     0
  RCL10.B     RCFDA535  Credit Derivatives: Beneficiary                   0
  RCL11       RCFD8765  Spot Foreign Exchange Contracts           361507000
  RCL12       RCFD3430  All Other Off-Balance Sheet Liabs                 0
  RCL12.A     RCFD3555  Other Off-Balance Sheet Liabilities-A             0
  RCL12.B     RCFD3556  Other Off-Balance Sheet Liabilities-B             0
  RCL12.C     RCFD3557  Other Off-Balance Sheet Liabilities-C             0
  RCL12.D     RCFD3558  Other Off-Balance Sheet Liabilities-D             0
  RCL13       RCFD5591  All Other Off-Balance Sheet Assets                0
  RCL13.A     RCFD5592  Other Off-Balance Sheet Assets - A                0
  RCL13.B     RCFD5593  Other Off-Balance Sheet Assets - B                0
  RCL13.C     RCFD5594  Other Off-Balance Sheet Assets - C                0
  RCL13.D     RCFD5595  Other Off-Balance Sheet Assets - D                0
  RCL14.A.A   RCFD8693  Int Rate Contracts - Gross Futures       2407000000
  RCL14.A.B   RCFD8694  Forgn Exch Contracts - Gross Futures              0
  RCL14.A.C   RCFD8695  Equity Contracts - Gross Futures                  0
  RCL14.A.D   RCFD8696  Commodity Contracts - Gross Futures               0
  RCL14.B.A   RCFD8697  Int Rate Contracts - Gross Forwards               0
  RCL14.B.B   RCFD8698  Forgn Exch Contracts - Gross Forwards     555711000
  RCL14.B.C   RCFD8699  Equity Contracts - Gross Forwards                 0
  RCL14.B.D   RCFD8700  Commodity Contracts - Gross Forwards              0
  RCL14.C.1A  RCFD8701  Int Rate Contracts - Exchg Trad Wrttn             0
  RCL14.C.1B  RCFD8702  Forgn Exch Contracts - Exchg Trad Wrt             0
  RCL14.C.1C  RCFD8703  Equity Contracts - Exchg Trad Written             0
  RCL14.C.1D  RCFD8704  Commodity Contracts - Exchg Trad Wrtn             0
  RCL14.C.2A  RCFD8705  Int Rate Contracts - Exchg Trad Purch             0
  RCL14.C.2B  RCFD8706  Forgn Exch Contracts - Exchg Trad Pur             0
  RCL14.C.2C  RCFD8707  Equity Contracts - Exchg Trad Purchas             0
  RCL14.C.2D  RCFD8708  Commodity Contracts - Exchg Trade Pur             0
  RCL14.D.1A  RCFD8709  Int Rate Contracts - OTC Written Optn    1196961000
  RCL14.D.1B  RCFD8710  Forgn Exch Contracts - OTC Wrtn Optns       7429000
  RCL14.D.1C  RCFD8711  Equity Contracts - OTC Written Option             0
  RCL14.D.1D  RCFD8712  Commodity Contracts - OTC Written Opt      11350000
  RCL14.D.2A  RCFD8713  Int Rate Contracts - OTC Purchased Op     948360000
  RCL14.D.2B  RCFD8714  Forgn Exch Contracts - OTC Purchased        7429000
  RCL14.D.2C  RCFD8715  Equity Contracts - OTC Purchased Optn             0
  RCL14.D.2D  RCFD8716  Commodity Contracts - OTC Purch Optn       10444000
  RCL14.E.A   RCFD3450  Int Rate Contracts - Gross Swaps         4784892000
  RCL14.E.B   RCFD3826  Forgn Exch Contracts - Gross Swaps                0
  RCL14.E.C   RCFD8719  Equity Contracts - Gross Swaps                    0
  RCL14.E.D   RCFD8720  Commodity Contracts - Gross Swaps          12610000
  RCL15.A     RCFDA126  Int Rate Contracts - Gross Held Trade    5259050000
  RCL15.B     RCFDA127  Forgn Exch Contracts - Gross Held Trd     570569000
  RCL15.C     RCFD8723  Equity Contracts - Gross Held Trading             0
  RCL15.D     RCFD8724  Commodity Contracts - Gross Held Trad      34404000
  RCL16.A.A   RCFD8725  Int Rate Contracts - Marked to Market             0
  RCL16.A.B   RCFD8726  Forgn Exch Contracts - Marked to Mrkt             0
  RCL16.A.C   RCFD8727  Equity Contracts - Marked to Market               0
  RCL16.A.D   RCFD8728  Commodity  Contracts - Marked to Mrkt             0
  RCL16.B.A   RCFD8729  Int Rate Contracts - NOT Marked          4078163000
  RCL16.B.B   RCFD8730  Forgn Exch Contracts - NOT Marked                 0
  RCL16.B.C   RCFD8731  Equity Contracts - NOT Marked                     0
  RCL16.B.D   RCFD8732  Commodity  Contracts - NOT Marked                 0
  RCL16.C.A   RCFDA589  Int Rate Contracts - Bank Pays Fixed      200000000
  RCL17.A.1A  RCFD8733  Int Rate Contracts Held - Pos Values        5838000
  RCL17.A.1B  RCFD8734  Forgn Exch Contracts Held - Pos Value       9763000
  RCL17.A.1C  RCFD8735  Equity Contracts Held - Pos Values                0
  RCL17.A.1D  RCFD8736  Commodity Contracts Held - Pos Value         434000
  RCL17.A.2A  RCFD8737  Int Rate Contracts Held - Neg Values        6227000
  RCL17.A.2B  RCFD8738  Forgn Exch Contracts Held - Neg Value       7486000
  RCL17.A.2C  RCFD8739  Equity Contracts Held - Neg Values                0
  RCL17.A.2D  RCFD8740  Commodity Contracts Held - Neg Value         441000
  RCL17.B.1A  RCFD8741  Int Rate Contracts Markd- Pos Values              0
  RCL17.B.1B  RCFD8742  Forgn Exch Contracts Markd- Pos Value             0
  RCL17.B.1C  RCFD8743  Equity Contracts Markd- Pos Values                0
  RCL17.B.1D  RCFD8744  Commodity Contracts Markd- Pos Value              0
  RCL17.B.2A  RCFD8745  Int Rate Contracts Markd- Neg Values              0
  RCL17.B.2B  RCFD8746  Forgn Exch Contracts Markd- Neg Value             0
  RCL17.B.2C  RCFD8747  Equity Contracts Markd- Neg Values                0
  RCL17.B.2D  RCFD8748  Commodity Contracts Markd- Neg Value              0
  RCL17.C.1A  RCFD8749  Int Rate Contracts Not Markd - PosVal      63688000
  RCL17.C.1B  RCFD8750  Forgn Exch Contracts Not Markd-PosVal             0
  RCL17.C.1C  RCFD8751  Equity Contracts Not Markd - PosVal               0
  RCL17.C.1D  RCFD8752  Commodity Contracts Not Markd-PosVal              0
  RCL17.C.2A  RCFD8753  Int Rate Contracts Not Markd - NegVal        902000
  RCL17.C.2B  RCFD8754  Forgn Exch Contracts Not Markd-NegVal             0
  RCL17.C.2C  RCFD8755  Equity Contracts Not Markd - NegVal               0
  RCL17.C.2D  RCFD8756  Commodity Contracts Not Markd-NegVal              0
  RCLM.3      RCFD3833  Unused Commitments greater than 1 year   4176348000
  RCLM.3.A    RCFD3834  Participations in Commitments
                        greater than  1 Yr                        214955000
  RCLM.4      RCFD3377  Standby Letters of Credit - Non-U.S.              0
  RCLM.5.A    RCFD2741  Con Inst Lns w/o recourse - Prv Autos     186832000
  RCLM.5.B    RCFD2742  Con Inst Lns w/o recourse - Crd Cards             0
  RCLM.5.C    RCFD2743  Con Inst Lns w/o recourse - All other             0
  RCM1.A      RCFD6164  Credit to Executives/Principals            10412000
  RCM1.B      RCFD6165  Number of Execs Who Borrowed $500K/5%             4
  RCM10.A     RCON6441  Mutual Fund: Money Market Funds            65220000
  RCM10.B     RCON8427  Mutual Fund: Equity Securities                    0
  RCM10.C     RCON8428  Mutual Fund: Debt Securities                      0
  RCM10.D     RCON8429  Mutual Fund: Other Mutual Funds            39783000
  RCM10.E     RCON8430  Mutual Fund: Annuities                     10433000
  RCM10.F     RCON8784  Mutual Fund: Sales of Proprietary          68359000
  RCM11       RCFDA525  Net Unamortized Gains (Sched   RC)        -29973000
  RCM12       RCFDA526  Assets Netted Against (Sched   RC)                0
  RCM13       RCFDA591  Outstanding Principal Bal Serviced                0
  RCM2        RCFD3405  Fed Funds Sold -- Foreign Banks                   0
  RCM4.A      RCFD5500  O/S Bal Mortgages Serviced - GNMA                 0
  RCM4.B.1    RCFD5501  O/S Bal Morts Serviced-FHLMC w/ recou             0
  RCM4.B.2    RCFD5502  O/S Bal Morts Serviced-FHLMC w/o rec              0
  RCM4.C.1    RCFD5503  O/S Bal Morts Serviced-FNMA Reg optn              0
  RCM4.C.2    RCFD5504  O/S Bal Morts Serviced-FNMA Spec optn             0
  RCM4.D      RCFD5505  O/S Bal Morts Serviced-All other          438134000
  RCM5.A      RCFD2103  Customers' Liability on Acceptances:       28722000
  RCM5.B      RCFD2104  Customers' Liability on Acceptances:        7824000
  RCM6.A      RCFD3164  Mtge Servicing Rights                             0
  RCM6.A.1    RCFDA590  Mort Serv Rights - Est Fair Value                 0
  RCM6.B.1    RCFD5506  Other Intangible                                  0
  RCM6.B.2    RCFD5507  Other Intangible - All Other                 361000
  RCM6.C      RCFD3163  Goodwill                                   11327000
  RCM6.D      RCFD2143  Total Intangible Assets                    11688000
  RCM6.E      RCFD6442  Intangible Assets Grandfathered                   0
  RCM7        RCFD3295  Mandatory Convertible Debt Dedictated             0
  RCM8.A.1    RCFD5372  Othr Real Estate - Direct & Indirect              0
  RCM8.A.2.A  RCON5508  Othr Real Estate - All other Real Est             0
  RCM8.A.2.B  RCON5509  Othr Real Estate - Farmland                       0
  RCM8.A.2.C  RCON5510  Othr Real Estate - 1-4 Family Residnt       6364000
  RCM8.A.2.D  RCON5511  Othr Real Estate - Multifamily Resid              0
  RCM8.A.2.E  RCON5512  Othr Real Estate - Nonfarm Nonresiden        403000
  RCM8.A.2.F  RCFN5513  Othr Real Estate - In Foreign Offices             0
  RCM8.A.3    RCFD2150  Othr Real Estate - Total                    6767000
  RCM8.B.1    RCFD5374  Inves - Direct & Indirect invest R/E              0
  RCM8.B.2    RCFD5375  Inves - All othr invest unconsol subs             0
  RCM8.B.3    RCFD2130  Investmnts in unconsold subs - Total              0
  RCM9        RCFD3778  Noncumulative Perpetual Preferred Stk             0
  RCMM.1      RCFD3836  Interbank Holdings: Reciprocal    DEC             0
  RCN1.A.A    RCFD1245  RE  US: 30-89 Days                         32214000
  RCN1.A.B    RCFD1246  RE  US: 90+ Days                            2011000
  RCN1.A.C    RCFD1247  RE  US: Nonaccrual                          7964000
  RCN1.B.A    RCFD1248  RE  non-US: 30-89 Days                            0
  RCN1.B.B    RCFD1249  RE  non-US: 90+ Days                              0
  RCN1.B.C    RCFD1250  RE  non-US: Nonaccrual                            0
  RCN10.A     RCFD5612  Loans/Leases US Guaranteed-30-89 Days       1991000
  RCN10.A.A   RCFD5615  Loans/Leases Guaranteed: 30-89 Days         1370000
  RCN10.A.B   RCFD5616  Loans/Leases Guaranteed: 30-89 Days          124000
  RCN10.A.C   RCFD5617  Loans/Leases Guaranteed: 30-89 Days          842000
  RCN10.B     RCFD5613  Loans/Leases US Guaranteed- 90+ Days         145000
  RCN10.C     RCFD5614  Loans/Leases US Guaranteed-Nonaccrual       1111000
  RCN2.A.A    RCFD5377  Loans US Deps: US Banks: 30-89 Days               0
  RCN2.A.B    RCFD5378  Loans US Deps: US Banks: 90+ Days                 0
  RCN2.A.C    RCFD5379  Loans US Deps: US Banks: Nonaccrual               0
  RCN2.B.A    RCFD5380  Loans US Deps: Foreign:  30-89 Days               0
  RCN2.B.B    RCFD5381  Loans US Deps: Foreign:  90+ Days                 0
  RCN2.B.C    RCFD5382  Loans US Deps: Foreign:  Nonaccrual               0
  RCN3.A      RCFD1594  Ag  US: 30-89 Days                                0
  RCN3.B      RCFD1597  Ag  US: 90+ Days                              13000
  RCN3.C      RCFD1583  Ag  US: Nonaccrual                                0
  RCN4.A.A    RCFD1251  Coml/Indl  US: 30-89 Days                  16796000
  RCN4.A.B    RCFD1252  Coml/Indl  US: 90+ Days                           0
  RCN4.A.C    RCFD1253  Coml/Indl  US: Nonaccrual                  11775000
  RCN4.B.A    RCFD1254  Coml/Indl  non-US: 30-89 Days                     0
  RCN4.B.B    RCFD1255  Coml/Indl  non-US: 90+ Days                       0
  RCN4.B.C    RCFD1256  Coml/Indl  non-US: Nonaccrual                     0
  RCN5.A.A    RCFD5383  Consumer: Credit Cards: 30-89 Days          1784000
  RCN5.A.B    RCFD5384  Consumer: Credit Cards: 90+ Days                  0
  RCN5.A.C    RCFD5385  Consumer: Credit Cards: Nonaccrual                0
  RCN5.B.A    RCFD5386  Consumer: Other: 30-89 Days                18822000
  RCN5.B.B    RCFD5387  Consumer: Other: 90+ Days                   2490000
  RCN5.B.C    RCFD5388  Consumer: Other: Nonaccrual                  571000
  RCN6.A      RCFD5389  Foreign:  30-89 Days                              0
  RCN6.B      RCFD5390  Foreign:  90+ Days                                0
  RCN6.C      RCFD5391  Foreign:  Nonaccrual                              0
  RCN7.A      RCFD5459  Other: 30-89 Days                          14408000
  RCN7.B      RCFD5460  Other: 90+ Days                                   0
  RCN7.C      RCFD5461  Other: Nonaccrual                            118000
  RCN8.A.A    RCFD1257  Leases  US: 30-89 Days                            0
  RCN8.A.B    RCFD1258  Leases  US: 90+ Days                              0
  RCN8.A.C    RCFD1259  Leases  US: Nonacrual                      12218000
  RCN8.B.A    RCFD1271  Leases  non-US: 30-89 Days                        0
  RCN8.B.B    RCFD1272  Leases  non-US: 90+ Days                          0
  RCN8.B.C    RCFD1791  Leases  non-US: Nonaccrual                        0
  RCN9.A      RCFD3505  Debt Securities: 30-89 Days                       0
  RCN9.B      RCFD3506  Debt Securities: 90+ Days                         0
  RCN9.C      RCFD3507  Debt Securities: Nonaccrual                       0
  RCNM.1.A    RCFD1658  Restruc'd Loans: 30-89 Days                       0
  RCNM.1.B    RCFD1659  Restruc'd Loans: 90+ Days                         0
  RCNM.1.C    RCFD1661  restruc'd Loans: Nonaccrual                       0
  RCNM.2.A    RCFD6558  Comm Real Estate Loans: 30-89 Days                0
  RCNM.2.B    RCFD6559  Comm Real Estate Loans: 90+ Days                  0
  RCNM.2.C    RCFD6560  Comm Real Estate Loans: Nonaccrual                0
  RCNM.3.AA   RCON2759  Secured Loans - Const: 30-89 Days            841000
  RCNM.3.AB   RCON2769  Secured Loans - Const: 90+ Days                   0
  RCNM.3.AC   RCON3492  Secured Loans - Const: Nonaccrual                 0
  RCNM.3.BA   RCON3493  Secured Loans - Farmland: 30-89 Days          87000
  RCNM.3.BB   RCON3494  Secured Loans - Farmland: 90+ Days                0
  RCNM.3.BC   RCON3495  Secured Loans - Farmland: Nonaccrual              0
  RCNM.3.C1A  RCON5398  Secd Loans 1-4 Fam-Revol: 30-89 Days        1464000
  RCNM.3.C1B  RCON5399  Secd Loans 1-4 Fam-Revol: 90+ Days           409000
  RCNM.3.C1C  RCON5400  Secd Loans 1-4 Fam-Revol: Nonaccrual              0
  RCNM.3.C2A  RCON5401  Secd Loans 1-4 Fam-Other: 30-89 Days       17910000
  RCNM.3.C2B  RCON5402  Secd Loans 1-4 Fam-Other: 90+ Days          1602000
  RCNM.3.C2C  RCON5403  Secd Loans 1-4 Fam-Other: Nonaccrual        6341000
  RCNM.3.DA   RCON3499  Secured Loans - Multifam: 30-89 Days         165000
  RCNM.3.DB   RCON3500  Secured Loans - Multifam: 90+ Days                0
  RCNM.3.DC   RCON3501  Secured Loans - Multifam: Nonaccrual              0
  RCNM.3.EA   RCON3502  Secured Loans - Non Farm: 30-89 Days       11747000
  RCNM.3.EB   RCON3503  Secured Loans - Non Farm: 90+ Days                0
  RCNM.3.EC   RCON3504  Secured Loans - Non Farm: Nonaccrual        1623000
  RCNM.4.AA   RCFD3522  Rate/Contract: Book Value: 30-89 Days             0
  RCNM.4.AB   RCFD3528  Rate/Contract: Book Value: 90+ Days               0
  RCNM.4.BA   RCFD3529  Rate/Contract: Replacement:30-89 Days             0
  RCNM.4.BB   RCFD3530  Rate/Contract: Replacement: 90+ Days              0
  RCO1.A      RCON0030  Unposted Debits                                   0
  RCO1.B.1    RCON0031  Unposted Debits: Demand                           0
  RCO1.B.2    RCON0032  Unposted Debits: Time/Savings                     0
  RCO10       RCON8432  Deposit Institution Invest. Contracts             0
  RCO11.A     RCON8785  Reciprocal Demand Bals - Savings Asc.             0
  RCO11.B     RCONA181  Reciprocal Demand Bals - Foreign Brch             0
  RCO11.C     RCONA182  Reciprocal Demand Bals - Cash Items               0
  RCO12.A     RCONA527  Amt of Assets Netted agst Dem Deps                0
  RCO12.B     RCONA528  Amt of Assets Netted agst Tim/Svg Dep             0
  RCO2.A      RCON3510  Unposted Credits                                  0
  RCO2.B.1    RCON3512  Unposted Credits: Demand                          0
  RCO2.B.2    RCON3514  Unposted Credits: Time/Savings                    0
  RCO3        RCON3520  Uninvested Trust Fund Cash                        0
  RCO4.A      RCON2211  Demand Deposits of Unconsolidaed Subs      22029000
  RCO4.B      RCON2351  Time/Savings Deposits of Unconsolida              0
  RCO4.C      RCON5514  Int accrued/unpaid on deps of con sub             0
  RCO5.A      RCON2229  Demand Deposits: Insured Branches                 0
  RCO5.B      RCON2383  Time/Savings Deposits: Insured Branc              0
  RCO5.C      RCON5515  Int accrued/unpaid on deps in ins brc             0
  RCO6.A      RCON2314  Pass-through Reserve Balances: Demand        328000
  RCO6.B      RCON2315  Pass-through-Reserve Balances: Time/S             0
  RCO7.A      RCON5516  Unamortized premiums                       26096000
  RCO7.B      RCON5517  Unamortized discounts                             0
  RCO8.A.1    RCONA531  OAKAR: Total Deposits Purchased                   0
  RCO8.A.2    RCONA532  OAKAR: Amt of Purchased Deposits                  0
  RCO8.B      RCONA533  OAKAR: Total Deposits Sold                        0
  RCOM.1.A.1  RCON2702  Amount of Deposit Accounts
                        less than $100K                          4709227000
  RCOM.1.A.2  RCON3779  (June Only) Number of Deposit Accts
                        less than                                         0
  RCOM.1.B.1  RCON2710  Amount of Deposit Accounts
                        greater than $100K                       4099768000
  RCOM.1.B.2  RCON2722  Number of Deposit Accounts
                        greater than $100K                             6310
  RCOM.2.A    RCON6861  Yes/No: Bank has a better method/proc             0
  RCOM.2.B    RCON5597  If YES: Uninsured Deposits Amount                 0
  RCOM.3      RCONA545  Cert No of consolidated inst.                     0
  RCR1        RCFD6056  Do You Meet Capital Requirements? Y/N             0
  RCR2.A      RCFDA515  Subord Debt & Int Term Prfrd Stock           165000
  RCR2.B      RCFDA516  Other Limited-Life cap Instr                      0
  RCR3.A      RCFD8274  Regulatory capt ratios:Tier 1 Capital    1461716000
  RCR3.B      RCFD8275  Regulatory capt ratios:Tier 2 Capital     162960000
  RCR3.C      RCFD3792  Regulatory capt ratios:Total RB Captl    1624676000
  RCR3.D      RCFDA222  Regulatory capt ratios:Excess allownc      58764000
  RCR3.E      RCFDA223  Regulatory capt ratios:Risk-wtd assts   12964835000
  RCR3.F      RCFDA224  Regulatory capt ratios:Avrg tot assts   18064023000
  RCR4.A      RCFD5163  00 % Risk assets recorded on Bal Sh t    1618229000
  RCR4.B      RCFD3796  00 % Risk: Credit Equiv Off-Balance               0
  RCR5.A      RCFD5165  20 % Risk assets recorded on Bal Sht     6117851000
  RCR5.B      RCFD3801  20 % Risk: Credit Equiv Off-Balance       865347000
  RCR6.A      RCFD3802  50 % Risk: Assets On Balance Sheet       3440012000
  RCR6.B      RCFD3803  50 % Risk: Credit Equiv Off-Balance       156671000
  RCR7.A      RCFD3804  100 % Risk: Assets On Balance Sheet      7352575000
  RCR7.B      RCFD3805  100 % Risk: Credit Equiv Off-Balance     2476044000
  RCR8        RCFD3806  On-Balance Sheet Values Excluded From      61367000
  RCR9        RCFD3807  Total Assets Recorded On Balnce Sheet   18590034000
  RCRM.01     RCFD8764  Credit Exp - Off-Bal Sheet Derivative      19567000
  RCRM.02.AA  RCFD3809  Derivative Int Rate Contracts
                        less than 1 YR                            943992000
  RCRM.02.AB  RCFD8766  Derivative Int Rate Contracts 1-5 YRS    4256990000
  RCRM.02.AC  RCFD8767  Derivative Int Rate Contracts
                        greater than  5 YRS                       357270000
  RCRM.02.BA  RCFD3812  Derivative Fgn Exch Contracts
                        less than  1 YR                           544895000
  RCRM.02.BB  RCFD8769  Derivative Fgn Exch Contracts 1-5 YRS       6068000
  RCRM.02.BC  RCFD8770  Derivative Fgn Exch Contracts
                        greater than  5 YRS                               0
  RCRM.02.CA  RCFD8771  Derivative   Gold   Contracts
                        less than  1 YR                                   0
  RCRM.02.CB  RCFD8772  Derivative   Gold   Contracts 1-5 YRS             0
  RCRM.02.CC  RCFD8773  Derivative   Gold   Contracts
                        greater than  5 YRS                               0
  RCRM.02.DA  RCFD8774  Derivative P Metals Contracts
                        less than  1 YR                                   0
  RCRM.02.DB  RCFD8775  Derivative P Metals Contracts 1-5 YRS             0
  RCRM.02.DC  RCFD8776  Derivative P Metals Contracts
                        greater than  5 YRS                               0
  RCRM.02.EA  RCFD8777  Derivative Commodity Contrcts
                        less than  1 YR                            17371000
  RCRM.02.EB  RCFD8778  Derivative Commodity Contrcts 1-5 YRS       5683000
  RCRM.02.EC  RCFD8779  Derivative Commodity Contrcts
                        greater than  5 YRS                               0
  RCRM.02.FA  RCFDA000  Derivative  Equity  Contracts
                        less than  1 YR                                   0
  RCRM.02.FB  RCFDA001  Derivative  Equity  Contracts 1-5 YRS             0
  RCRM.02.FC  RCFDA002  Derivative  Equity  Contracts
                        greater than  5 YRS                               0
  RCX01.A     RCFD3561  Number Of Loans To Executive Officers             3
  RCX01.B     RCFD3562  Amount Of Loans To Executive Officers        175000
  RCX01.C1    RCFD7701  Start Rate (####.##%) Loans To Execs.          8.50%
  RCX01.C2    RCFD7702  Top Rate (####.##%) Loans To Execs.           11.25%
  RI-01.A.1A  RIAD4011  RE Loans                                  248961000
  RI-01.A.1B  RIAD4019  Loans to Dep'y Inst's                      11913000
  RI-01.A.1C  RIAD4024  Ag/Farmer Loans                              561000
  RI-01.A.1D  RIAD4012  Coml/Indl Loans                           243535000
  RI-01.A.1E  RIAD4026  Acceptances                                  421000
  RI-01.A.1G  RIAD4056  Loans to For Govts                                0
  RI-01.A.1I  RIAD4058  Other Domestic Loans                         271000
  RI-01.A.2   RIAD4059  For Loans                                   8999000
  RI-01.A1F1  RIAD4054  Credit Cards                               18524000
  RI-01.A1F2  RIAD4055  Other Consumer                             30054000
  RI-01.A1H1  RIAD4503  Taxable State/Local Obligations               41000
  RI-01.A1H2  RIAD4504  Exempt State/Local Obligations              1030000
  RI-01.B.1   RIAD4505  Taxable Leases                             31982000
  RI-01.B.2   RIAD4307  Exempt Leases                                     0
  RI-01.C.1   RIAD4105  Domestic Interest on Balances Due            169000
  RI-01.C.2   RIAD4106  For Interest on Balances due                3593000
  RI-01.D.1   RIAD4027  US Govt/Treasury Securities                99816000
  RI-01.D.2A  RIAD4506  Taxable State/Local Securities                53000
  RI-01.D.2B  RIAD4507  Exempt State/Local Securities               5540000
  RI-01.D.3   RIAD3657  Other Domestic Debt securities               293000
  RI-01.D.4   RIAD3658  Foreign Debt Securities                           0
  RI-01.D.5   RIAD3659  Equity Securities (incl mutual funds)       6424000
  RI-01.E     RIAD4069  Interest on Trading Assets                  8508000
  RI-01.F     RIAD4020  Interest on Fed Funds Sold Etc            150931000
  RI-01.G     RIAD4107  Total Interest Income                     871619000
  RI-02.A.1A  RIAD4508  Transaction Accounts                        2234000
  RI-02.A.2   RIAD4172  Interest on For Deposits                  118731000
  RI-02.A1B1  RIAD4509  MMDAs                                      20974000
  RI-02.A1B2  RIAD4511  Other Savings                              11723000
  RI-02.A1B3  RIADA517  Int Exp: Time Deposits
                        greater than =$100000                       7227000
  RI-02.A1B4  RIADA518  Int Exp: Time Deposits
                        less than $100000                          70261000
  RI-02.B     RIAD4180  Fed Funds Purchased Etc                   139277000
  RI-02.C     RIAD4185  Interest on Demand Notes to US Treasu      29291000
  RI-02.E     RIAD4200  Interest on Subordinated Notes/Debent          9000
  RI-02.F     RIAD4073  Total Interest Expense                    399727000
  RI-03       RIAD4074  Net Interest Income                       471892000
  RI-04.A     RIAD4230  Provision for Loan and Lease Losses        44462000
  RI-04.B     RIAD4243  Provision for Allocated Transfer Risk             0
  RI-05.A     RIAD4070  Income from Fiduciary Activities          171605000
  RI-05.B     RIAD4080  Service Charges on Deposit Accounts        62847000
  RI-05.C     RIADA220  Trading Revenue                            41293000
  RI-05.F.1   RIAD5407  Other Noninterest Income - Fee Income     101975000
  RI-05.F.2   RIAD5408  Other Noninterest Income - All Other       79008000
  RI-05.G     RIAD4079  Total Noninterest Income                  456728000
  RI-06.A     RIAD3521  Gain/Loss Sec Held to Maturities                  0
  RI-06.B     RIAD3196  Gain/Loss Sec Available-for-sale           14814000
  RI-07.A     RIAD4135  Salaries and Benefits                     211873000
  RI-07.B     RIAD4217  Expense on Premises/Fixed Assets           61414000
  RI-07.C     RIAD4092  Other Noninterest Expensze                318241000
  RI-07.D     RIAD4093  Total Noninterest Expense                 591528000
  RI-08       RIAD4301  Income (loss) Before Income Taxes         307444000
  RI-09       RIAD4302  Income Taxes                              110999000
  RI-10       RIAD4300  Income (loss) Before Extraordinary        196445000
  RI-11       RIAD4320  Extraordinary/Adj/ Net Of Taxes                   0
  RI-12       RIAD4340  Net Income (loss)                         196445000
  RI-M.1      RIAD4513  Interest Expense on Exempt After 8/7/          2000
  RI-M.10     RIADA251  Memo:Credit losses on off-balnc sheet             0
  RI-M.11     RIADA530  Does Bank have Subchapter-S Y/N                   0
  RI-M.12     RIAD4772  Deferred Portion of Appl Inc Tax                  0
  RI-M.2      RIAD8431  Memoranda: Income Sale Mutuals              1355000
  RI-M.5      RIAD4150  Number of Employees on Payroll                 4835
  RI-M.8.A    RIAD8757  Memoranda: Trading Rev - Interest          29934000
  RI-M.8.B    RIAD8758  Memoranda: Trading Rev - Foreign Exch      11344000
  RI-M.8.C    RIAD8759  Memoranda: Trading Rev - Equity/Index             0
  RI-M.8.D    RIAD8760  Memoranda: Trading Rev - Commodity            15000
  RI-M.9.A    RIAD8761  Memoranda: Impact - Interest Income        -1870000
  RI-M.9.B    RIAD8762  Memoranda: Impact - Interest Expense       21573000
  RI-M.9.C    RIAD8763  Memoranda: Impact - Other Allocations       5313000
  RIA01       RIAD3215  Total Equity on Dec 31 prev year-end     1243101000
  RIA02       RIAD3216  Equity Adjustments                                0
  RIA03       RIAD3217  Amended Balance Previous Year            1243101000
  RIA04       RIAD4340  Net Income/Loss                           196445000
  RIA05       RIAD4346  Sale/Conversion of Stock                          0
  RIA06       RIAD4356  Changes Incident to Combinations                  0
  RIA07       RIAD4470  LESS: Cash Dividends on preferred                 0
  RIA08       RIAD4460  LESS: Cash Dividends on common             66000000
  RIA09       RIAD4411  Changes in Accounting Principles                  0
  RIA10       RIAD4412  Corrections of Accounting Errors                  0
  RIA11       RIAD8433  Net Unrealized Holding Avail Forsale       14977000
  RIA12       RIAD4414  Foreign Currency Translation Adjustme        -41000
  RIA13       RIAD4415  Other Parent BHC Transactions             110757000
  RIA14       RIAD3210  Total Equity Capital End Of Cur. Per.    1499239000
  RIB1.1.A.A  RIAD4651  RE Loans: US: Charge-Offs                   1934000
  RIB1.1.A.B  RIAD4661  RE Loans: US: Recoveries                    2095000
  RIB1.1.B.A  RIAD4652  RE Loans: non-US: Charge-Offs                     0
  RIB1.1.B.B  RIAD4662  RE Loans: non-US: Recoveries                      0
  RIB1.2.A.A  RIAD4653  Loans to US Banks: Charge-Offs                    0
  RIB1.2.A.B  RIAD4663  Loans to US Banks: Recoveries                     0
  RIB1.2.B.A  RIAD4654  Loans to For Banks: Charge-Offs                   0
  RIB1.2.B.B  RIAD4664  Loans to For Banks: Recoveries                    0
  RIB1.3.A    RIAD4655  Ag/Farm Loans: Charge-Offs                        0
  RIB1.3.B    RIAD4665  Ag/Farm Loans: Recoveries                      6000
  RIB1.4.A.A  RIAD4645  Coml/Indl Loans  US: Charge-Offs           31154000
  RIB1.4.A.B  RIAD4617  Coml/Indl Loans  US: Recoveries             3366000
  RIB1.4.B.A  RIAD4646  Coml/Indl Loans  non-US: Charge-Offs              0
  RIB1.4.B.B  RIAD4618  Coml/Indl Loans  non-US: recoveries            1000
  RIB1.5.A.A  RIAD4656  Credit Cards: Charge-Offs                   2195000
  RIB1.5.A.B  RIAD4666  Credits Cards: Recoveries                    237000
  RIB1.5.B.A  RIAD4657  Other Consumer Charge-Offs                  6112000
  RIB1.5.B.B  RIAD4667  Other Consumer: Recoveries                  2590000
  RIB1.6.A    RIAD4643  Loans to For Govts: Charge-Offs                   0
  RIB1.6.B    RIAD4627  Loans to For Govts: Recoveries               114000
  RIB1.7.A    RIAD4644  Other Loans: Charge-Offs                          0
  RIB1.7.B    RIAD4628  Other Loans: Recoveries                           0
  RIB1.8.A.A  RIAD4658  Leases  US: Charge-Offs                     3568000
  RIB1.8.A.B  RIAD4668  Leases  US: Recovereies                      634000
  RIB1.8.B.A  RIAD4659  Leases  non-US: Chatge-Offs                       0
  RIB1.8.B.B  RIAD4669  Leases  non-US: Recoveries                        0
  RIB1.9.A    RIAD4635  Total Charge-offs (year-to-date)           44963000
  RIB1.9.B    RIAD4605  Total Recoveries (year-to-date)             9043000
  RIB1.M.4.A  RIAD5409  Memo: Charge-offs: Loans to fin comm.             0
  RIB1.M.4.B  RIAD5410  Memo: Recoveries: Loans to fin commcl             0
  RIB1.M.5AA  RIAD3582  Memo: Charge-offs: Loans sec construc             0
  RIB1.M.5AB  RIAD3583  Memo: Recoveries: Loans sec construct         20000
  RIB1.M.5BA  RIAD3584  Memo: Charge-offs: Loans sec farmland             0
  RIB1.M.5BB  RIAD3585  Memo: Recoveries: Loans sec farmland              0
  RIB1.M.5DA  RIAD3588  Memo: Charge-offs: Loans sec multifam             0
  RIB1.M.5DB  RIAD3589  Memo: Recoveries: Loans sec multifaml             0
  RIB1.M.5EA  RIAD3590  Memo: Charge-offs: Loans sec nonfarm          24000
  RIB1.M.5EB  RIAD3591  Memo: Recoveries: Loans sec nonfarm         1954000
  RIB1.M5C1A  RIAD5411  Memo: Charge-offs: Revolv loans 1-4 r             0
  RIB1.M5C1B  RIAD5412  Memo: Recoveries: Revolv loans 1-4 rs             0
  RIB1.M5C2A  RIAD5413  Memo: Charge-offs: Other loans 1-4 rs       1910000
  RIB1.M5C2B  RIAD5414  Memo: Recoveries: Other loans 1-4 res        121000
  RIB2.01     RIAD3124  Allowance for Loan/Lease: Dec 31          213930000
  RIB2.02     RIAD4605  Recoveries (Loan/Lease)                     9043000
  RIB2.03     RIAD4635  LESS: Charge-Offs (Loan/Lease)             44963000
  RIB2.04     RIAD4230  Provision (Loan/Lease)                     44462000
  RIB2.05     RIAD4815  Adjustments (Loan/Lease)                    -913000
  RIB2.06     RIAD3123  Allow. Loan/Lease Loss Balance            221559000
  RID1.1.A    RIAD4837  Interest Income Booked                            0
  RID1.1.B    RIAD4838  Interest Expense Booked                           0
  RID1.1.C    RIAD4839  Total                                             0
  RID1.2.A    RIAD4840  Net Int'l Int Income Sold American                0
  RID1.2.B    RIAD4841  Net Domestic Int Income Booked Foreig             0
  RID1.2.C    RIAD4842  Total                                             0
  RID1.3.A    RIAD4097  Noninterest Intl INcome                           0
  RID1.3.B    RIAD4235  Provision for Intl Loan/Lease Losses              0
  RID1.3.C    RIAD4239  Other Intl Nonint Expense                         0
  RID1.3.D    RIAD4843  Total                                             0
  RID1.4      RIAD4844  Total                                             0
  RID1.5      RIAD4845  Adjustment to Pretax Income Etc                   0
  RID1.6      RIAD4846  Total                                             0
  RID1.7      RIAD4797  Intl Income Taxes                                 0
  RID1.8      RIAD4341  Total                                             0
  RID1.M.1    RIAD4847  Intracompany Int Income                           0
  RID1.M.2    RIAD4848  Intracompany Int Expense                          0
  RID2.1      RIAD4849  Interest Income at IBFs                           0
  RID2.2      RIAD4850  Interest Expense at IBFs                          0
  RID2.3.A    RIAD5491  Noninterest Intl Income (Gain/Losses)             0
  RID2.3.B    RIAD5492  Noninterest Intl Income (Fees & Othr)             0
  RID2.4      RIAD4852  Provision Loan/Lease Losses Intl Sold             0
  RID2.5      RIAD4853  Other Noninterest Exp INtl Sold Ameri             0
  RIE01.A     RIAD5415  Other non-interest income (RI-5.f.2)              0
  RIE01.B     RIAD5416  Other non-interest income (RI-5.f.2)              0
  RIE01.C     RIAD5417  Other non-interest income (RI-5.f.2)              0
  RIE01.D     RIAD4461  Other non-interest income (RI-5.f.2)       45999000
  RIE01.E     RIAD4462  Other non-interest income (RI-5.f.2)       18704000
  RIE01.F     RIAD4463  Other non-interest income (RI-5.f.2)              0
  RIE02.A     RIAD4531  Other non-interest expense (RI-7.c)          712000
  RIE02.B     RIAD5418  Other non-interest expense (RI-7.c)               0
  RIE02.C     RIAD5419  Other non-interest expense (RI-7.c)               0
  RIE02.D     RIAD5420  Other non-interest expense (RI-7.c)               0
  RIE02.E     RIAD4464  Other non-interest expense (RI-7.c)       116524000
  RIE02.F     RIAD4467  Other non-interest expense (RI-7.c)               0
  RIE02.G     RIAD4468  Other non-interest expense (RI-7.c)               0
  RIE03.A.1   RIAD4469  Extraordinary items and Adj (RI-11.a)             0
  RIE03.A.2   RIAD4486  Applicable tax effect (RI-11.b)                   0
  RIE03.B.1   RIAD4487  Extraordinary items and Adj (RI-11.a)             0
  RIE03.B.2   RIAD4488  Applicable tax effect (RI-11.b)                   0
  RIE03.C.1   RIAD4489  Extraordinary items and Adj (RI-11.a)             0
  RIE03.C.2   RIAD4491  Applicable tax effect (RI-11.b)                   0
  RIE04.A     RIAD4492  Equity cap adjustments (RIA-2)                    0
  RIE04.B     RIAD4493  Equity cap adjustments (RIA-2)                    0
  RIE05.A     RIADA546  Acctg changes effects (RIA-9)                     0
  RIE05.B     RIAD4495  Acctg changes effects (RIA-9)                     0
  RIE06.A     RIAD4496  Corrections (RIA-10)                              0
  RIE06.B     RIAD4497  Corrections (RIA-10)                              0
  RIE07.A     RIAD4498  Transactions w/parent (RIA-12)            110757000
  RIE07.B     RIAD4499  Transactions w/parent (RIA-12)                    0
  RIE08.A     RIAD4521  Adjs. to allow for l & l loss (RIB.2.       -913000
  RIE08.B     RIAD4522  Adjs. to allow for l & l loss (RIB.2.             0